UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

January 30, 2014

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, January 29, 2014

Orange announces the issuance of hybrid bonds for 2.8 billion euros

Orange issued today an equivalent of 2.8 billion euros of hybrid subordinated perpetual bonds on the Euro and Sterling markets, in three tranches:

•

1 billion euros offering a 4.25% coupon with a 6-year first call date

•

1 billion euros offering a 5.25% coupon with a 10-year first call date

•

650 million pounds sterling (circa 0.8 billion euros) offering a 5.875% coupon (4,95% after swaps in euro) with an 8-year first call date

The bonds will be accounted as equity under IFRS rules. This issue allows Orange to strengthen its balance sheet at a cost of 4.90%, in line with the average cost of its existing bonds.

about Orange

Orange is listed on the NYSE Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information: www.orange.com, www.orange-business.com and on Twitter: @orange, @orangegrouppr, @orangebusiness.

Orange and any other Orange product or service names included in this material are trade marks of Orange Brand Services Limited.

Press contacts: +33 1 44 44 93 93

Sébastien Audra, sebastien.audra@orange.com

Olivier Emberger, olivier.emberger@orange.com

This press release, of a purely informative nature, is not and cannot in any way be construed as an offering to sell any securities, or as a solicitation of any offer to buy securities, in any jurisdiction, including the United States, Japan, Australia, Canada and the United Kingdom. The securities mentioned in this press release have not been and will not be registered pursuant to the US Securities Act of 1933, as modified. They cannot be offered or sold in the United States absent registration or an exemption from registration. No public offer of these securities has been or will be made in the United States or elsewhere.

ORANGE

Date: January 30, 2014	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations